April 7, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Benjamin Holt

Re:	Dune Acquisition Corporation II Registration Statement on Form S-1 (as amended) File No. 333-285639

Dear Mr. Holt:

Reference is made to the letter submitted as correspondence via EDGAR on April 3, 2025 in which the Company requested the acceleration of the above-referenced Registration Statement. The Company hereby formally withdraws such request.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-285639) of Dune Acquisition Corporation II so that it may become effective at 4:00 p.m., Eastern Time, on April 8, 2025, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ari Edelman at Edelman Legal Advisory PLLC, our external counsel, at (917) 797-5347.

Sincerely,

DUNE ACQUISITION CORPORATION II

/s/ Carter Glatt
Name:	Carter Glatt
Title:	Chief Executive Officer

cc:	Ari Edelman, Esq.